UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Phoenix Restructuring, Inc.

G. Thomas Lovelace

Hoyt Lowder

Cynthia S. White

P.O. Box 435, Mineral Springs, NC 28108

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Phoenix Restructuring, Inc.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Delaware

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 14,000,000 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 14,000,000 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
14,000,000 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
28.96% of the outstanding Common Stock (based on 48,345,158 shares of issued stock)

| 14 |	Type of Reporting Person
CO

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

G. Thomas Lovelace

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 255,877 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 255,877 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
255,877 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0.53% of the outstanding Common Stock (based on 48,345,158 shares of issued stock)

| 14 |	Type of Reporting Person
IN

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hoyt Lowder

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 234,398 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 234,398 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
234,398 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0.48% of the outstanding Common Stock (based on 48,345,158 shares of issued stock)

| 14 |	Type of Reporting Person
IN

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cynthia S. White (Note: this Reporting Person has also filed a separate Schedule 13D)

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 2,498,977 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 2,498,977 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
2,551,328 shares of Common Stock (Includes 52,351 shares held by the spouse of the Reporting Person, which the Reporting Person is deemed to beneficially own)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
5.3% of the outstanding Common Stock (based on 48,345,158 shares of issued stock)

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Generation Zero Group, Inc. (the “Company”).  The principal executive offices of the Issuer are located at 13663 Providence Road, Suite #253, Weddington, North Carolina 28104.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Phoenix Restructuring, Inc., a Delaware corporation (“Phoenix”), Mr. G. Thomas Lovelace and Mr. Hoyt Lowder, two non-executive board member of Phoenix, and Ms. Cynthia S. White, CEO and President of Phoenix (each, a “Filer”; collectively, the “Filers”). The business address of the Filers is P.O. Box 435, Mineral Springs, NC 28108.  The principal business of Phoenix is to hold assets in escrow for potential liquidation and distribution of assets.

(d)-(e)  During the last five years, the Filers: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

Phoenix serves as the collateral agent in connection with the Issuer’s outstanding promissory notes totaling an aggregate of $2,920,250, which were issued in connection with the acquisition of the Find.com URL in June 2010, the payment of which is secured by a security interest in substantially all of the Issuer’s assets, unless specifically released, (the “URL Holding Notes”). Phoenix became the Collateral Agent of record for the URL Holding Notes, replacing Scientigo, Inc. when it merged into and out of existence with Phoenix on May 31, 2011. As collateral agent, Phoenix is authorized and directed by the majority consent of the URL Secured Note Holders, which must include the specific consent of the largest note holder, CrossHill Financial Group, Inc..

The 14,000,000 shares of the Issuer’s restricted common stock received as consideration for the sale of the Find.com URL in June 2010 were part of the assets and debt absorbed by Phoenix at the time of the merger.  The shares of restricted common stock will be used by Phoenix to contractually settle any debt or claims pending, fund working capital requirements and to satisfy the declared dividend to the shareholders of record on June 30, 2011 of Incumaker, Inc. (a Delaware corporation) as set forth in the holding company reorganization agreements, provided that no distribution is contemplated to occur until a $55,000 Note owed by the Issuer is satisfied.

The management team of Phoenix includes Ms. Cynthia S. White as CEO/President (Ms. White was also the former CEO/President of the Issuer from May 2013 until July 2013 and Director of the Issuer from May 2013 until November 2013) and Mr. Lovelace and Mr. Lowder, who are the only Board Members. All actions by Phoenix must be approved by the Board of Directors.

Item 4. Purpose of Transaction

The Filers acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Filers may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Filers also acquired the securities of the Issuer in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

The Filers do not have any immediate plans or proposals which relate to or result in:

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)

Phoenix beneficially owns 14,000,000 shares of common stock of the Issuer, which represents 28.96% of the outstanding common stock of the Issuer based on 48,345,158 outstanding shares as of the date of this filing. Mr. Lovelace owns 255,877 shares of common stock of the Issuer, which represents 0.53% of the outstanding common stock of the Issuer. Mr. Lowder owns 234,398 shares of common stock of the Issuer, which represents 0.48% of the outstanding common stock of the Issuer. Ms. White owns 2,551,328 shares of common stock of the Issuer, which represents 5.3% of the outstanding common stock of the Issuer.

(b)

Phoenix holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 14,000,000 shares of common stock. Mr. Lovelace holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 255,877 shares of common stock. Mr. Lowder holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 234,398 shares of common stock. Ms. White holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,498,977 shares of common stock, and her spouse 52,351 shares.   The executive team of Phoenix, including Ms. White as CEO/President, and Mr. Lovelace and Mr. Lowder as the only two directors, collectively have the power to direct the decisions and management of Phoenix.

(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)

Mr. Lovelace and Mr. Lowder, the only two board members of Phoenix, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Phoenix.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Please see Item 3.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2014

By:	/s/ Cynthia S. White
Cynthia S. White, CEO